UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 23, 2022

AVISTA PUBLIC ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40720	98-1584818
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation)

65 East 55th Street
18th Floor
New York, New York 10022
(Address of Principal Executive Offices, including zip code)

(212) 593-6900
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share and one-third of one redeemable warrant	AHPAU	Nasdaq Capital Market

Class A common ordinary shares, par value $0.0001 per share	AHPA	Nasdaq Capital Market

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	AHPAW	Nasdaq Capital Market

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry Into a Material Agreement

On March 23, 2022, Avista Public Acquisition Corp. II, a Cayman Islands exempted company (“APAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among APAC, Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), OmniAb, Inc., a Delaware corporation and wholly-owned subsidiary of Ligand (“OmniAb” and, together with Ligand, collectively, the “Companies”), and Orwell Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of APAC (“Merger Sub”), pursuant to which APAC will combine with OmniAb, Ligand’s antibody discovery business (the “OmniAb Business”), in a Reverse Morris Trust transaction. Also on March 23, 2022, and in connection with the execution of the Merger Agreement, (a) APAC, Ligand, OmniAb and Merger Sub entered into that certain Employee Matters Agreement (the “Employee Matters Agreement”), (b) OmniAb and Avista Acquisition LP II (the “Sponsor”) entered into that certain sponsor insider letter agreement (the “Sponsor Insider Agreement”) with APAC and certain insiders of APAC (the “Insiders”) and (c) APAC amended and restated that certain previously disclosed forward purchase agreement, dated August 9, 2021, by entering into the amended and restated forward purchase agreement (the “A&R FPA”), by and among APAC, the Sponsor and OmniAb.

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of March 23, 2022, among APAC, Ligand and OmniAb (the “Separation Agreement”), Ligand will, among other things and subject to the terms and conditions of the Separation Agreement, transfer the OmniAb Business, including certain related subsidiaries of Ligand, to OmniAb (the “Reorganization”) and, in connection therewith, will distribute (the “Distribution”) to Ligand stockholders 100% of the common stock of OmniAb, par value $0.001 (the “OmniAb Common Stock”), as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into OmniAb (the “Merger”), with OmniAb continuing as the surviving company in the Merger and as a wholly-owned subsidiary of APAC.

Transaction Documents

Agreement and Plan of Merger

The Merger Agreement, along with the Separation Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions (collectively, the “Business Combination”): (i) APAC will redomicile by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and with Section 206 of the Cayman Islands Companies Act (As Revised) at least one business day prior to the closing of the Business Combination (the “Domestication”), (ii) Ligand will transfer the OmniAb Business (the “Separation”) to its wholly-owned subsidiary, OmniAb, and contribute $15 million in capital thereto (less certain transaction-related and other expenses), and (iii) following the Separation, Ligand will distribute 100% of the shares of OmniAb Common Stock, to Ligand stockholders by way of the Distribution. Following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Distribution and Merger are intended to qualify as “tax-free” transactions.

Upon consummation of the Business Combination, and after the Domestication, APAC will have one class of common stock, par value $0.0001 per share (the “APAC Common Stock”), which will be listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “OABI”. The outstanding warrants of APAC will be listed on Nasdaq under the ticker symbol “OABIW”.

Consideration Paid

At the time the Business Combination is effected (the “Closing”), each share of OmniAb Common Stock outstanding after the Distribution and immediately prior to the effective time of the Merger will be converted into a number of shares of APAC Common Stock based on an exchange ratio determined by reference to a pre-money equity value for OmniAb of $850 million. Holders of OmniAb options, restricted stock units and performance stock units (determined after the Distribution and the division of Ligand equity awards into both Ligand equity awards and OmniAb equity awards pursuant to the Employee Matters Agreement, as described below) will have their awards rolled over into APAC equity awards and adjusted pursuant to the exchange ratio.

In addition, at the Closing, holders of OmniAb Common Stock and equity awards will also receive earnout consideration in the form of an additional 15 million shares of APAC Common Stock (the “OmniAb Earnout Shares”), with 50% of such earnout shares vesting upon the combined company’s achievement of a post-transaction volume-weighted average price (“VWAP”) of $12.50 per share of APAC Common Stock for any 20 trading days over a consecutive 30 trading-day period, and the remainder vesting upon achievement of a post-transaction VWAP of $15 per share of APAC Common Stock for any 20 trading days over a consecutive 30 trading-day period, in each case provided such vesting occurs during the five-year period following the Closing.

Effect of Domestication on APAC Ordinary Shares

In connection with the Business Combination, upon the Domestication (i) all issued and outstanding APAC Class A ordinary shares and Class B ordinary shares will convert automatically, on a one-for-one basis, into shares of APAC Common Stock, (ii) all issued and outstanding warrants of APAC will convert automatically into warrants to acquire shares of APAC Common Stock and (iii) all issued and outstanding units of APAC will separate and convert automatically into one share of APAC Common Stock and one-third of one warrant to purchase APAC Common Stock.

Representations and Warranties & Covenants

Pursuant to the Merger Agreement, APAC, OmniAb and Ligand each made customary representations and warranties for transactions of this type regarding themselves and their respective businesses. The representations and warranties made pursuant to the Merger Agreement will not survive the Closing. In addition, the parties to the Merger Agreement agreed to be bound by certain covenants that are customary for transactions of this type. The covenants made under the Merger Agreement generally will not survive the Closing, with the exception that certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing, which will survive in accordance with the terms of the Merger Agreement.

Conditions to Closing

The consummation of the Business Combination is subject to customary conditions for transactions involving special purpose acquisition companies, including, among others: (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of required consents and approvals from certain governmental authorities, (iii) no agreement between Ligand or APAC and any governmental authority pursuant to which Ligand or APAC has agreed not to consummate the Business Combination shall have been effected, (iv) no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction, (v) APAC shall have at least $5,000,001 of net tangible assets as of the Closing, (vi) the APAC Common Stock issuable pursuant to the Business Combination shall have been approved for listing on NASDAQ, subject to official notice of issuance, (vii) Ligand, OmniAb, APAC and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Agreement and Plan of Merger to be performed or complied with by it at or prior to filing, or a later date as agreed to by the parties, (viii) customary bring down conditions related to the accuracy of the parties’ respective representations, warranties and pre-Closing covenants in the Merger Agreement, (ix) the consummation of the Distribution, Reorganization and other transactions contemplated by the Separation and Distribution Agreement, (x) each of APAC’s and OmniAb’s registration statements to be filed with the SEC shall have become effective, (xi) APAC’s shareholder approval shall have been obtained and (xii) the receipt by Ligand and APAC of certain tax opinions. In addition, the respective obligations of OmniAb and Ligand to consummate the Business Combination is conditioned upon, among other items, the completion of the Forward Purchase and the Redemption Backstop (each as defined below), the resignation of all directors and all executive officers of APAC and the occurrence of the Domestication. APAC’s obligation to consummate the Business Combination is also conditioned on there having been no “Material Adverse Effect” on OmniAb since the date of the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of APAC and Ligand, (ii) by APAC or Ligand, if the Closing shall not have occurred on or before the nine-month anniversary of the signing date, (iii) by APAC or Ligand, if any law is passed that would make the transaction illegal, (iv) by APAC or Ligand, if APAC has not obtained the requisite approval from its shareholders, (v) by APAC or Ligand if the other party breaches certain representations, warranties, or covenants, as specified in the Merger Agreement, and that breach is unable to be cured, or is not cured, within 30 days, (vi) by Ligand if the Forward Purchase and the Redemption Backstop are not consummated or (vii) by Ligand on or prior to the earlier of (i) 180 days after the date of the Merger Agreement or (ii) the date on which the APAC registration statement on Form S-4 in respect of the Business Combination is declared effective, in order to enter into a business combination agreement in respect of at least 75% of Ligand in a transaction conditioned on the termination of the MergerAgreement, provided that Ligand has paid APAC a termination fee of between $40.0 million and $70.0 million, dependent upon when termination occurs (the “Termination Fee”), reimbursed APAC for its transaction expenses in an amount up to $7.5 million and paid the Sponsor a termination fee in an amount up to $12.5 million in connection with the termination of the A&R FPA.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1, and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Separation and Distribution Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC entered into the Separation Agreement with OmniAb and Ligand, pursuant to which, among other things, (i) Ligand will undertake a series of internal reorganization and restructuring transactions to effect the transfer of its (direct or indirect) ownership of the OmniAb Business to OmniAb in the Separation and (ii) immediately prior to the Merger and after the Separation, Ligand will distribute 100% of the outstanding shares of OmniAb Common Stock to Ligand’s stockholders in the Distribution.

The Separation Agreement also sets forth other agreements among Ligand and OmniAb related to the Separation, including provisions concerning the termination and settlement of intercompany accounts and the obtaining of necessary governmental approvals and third-party consents. The Separation Agreement also sets forth agreements that will govern certain aspects of the relationship between Ligand and OmniAb after the Distribution, including provisions with respect to release of claims, indemnification, access to financial and other information and access to and provision of records.

Consummation of the Distribution is subject to a number of conditions, including, among others, (i) the completion of the Separation, (ii) Ligand’s receipt of certain tax opinions and (iii) the satisfaction or waiver of all conditions under the Merger Agreement (other than those conditions that are to be satisfied substantially contemporaneously with the Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time).

A copy of the Separation Agreement is filed with this Current Report as Exhibit 2.2, and is incorporated herein by reference, and the foregoing description of the Separation Agreement is qualified in its entirety by reference thereto.

Employee Matters Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC, Ligand, OmniAb and Merger Sub entered into the Employee Matters Agreement, which will provide for employee-related matters in connection with the transaction, including allocation of benefit plan assets and liabilities between Ligand and OmniAb, treatment of incentive equity awards in the Distribution and the Business Combination and related covenants and commitments of the parties. Each existing Ligand equity award will generally be split into (i) a new Ligand equity award and (ii) a new OmniAb equity award, with any accrued value in the original Ligand equity award split between such awards based on the relative post-Closing values of Ligand and OmniAb.

A copy of the Employee Matters Agreement is filed with this Current Report as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Employee Matters Agreement is qualified in its entirety by reference thereto.

Sponsor Insider Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, OmniAb and the Sponsor entered into the Sponsor Insider Agreement with APAC and the Insiders, pursuant to which, among other things, the Insiders agreed to vote any APAC securities held by them to approve the Business Combination and the other APAC shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their APAC securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Insider Agreement, the Sponsor also agreed to subject up to 1,916,667 Earnout Founder Shares (as defined in the Sponsor Insider Agreement), to the same price-based vesting conditions as the OmniAb Earnout Shares.

A copy of the Sponsor Insider Agreement is filed with this Current Report as Exhibit 2.3, and is incorporated herein by reference, and the foregoing description of the Sponsor Insider Agreement is qualified in its entirety by reference thereto.

Amended and Restated Forward Purchase Agreement

On March 23, 2022, in connection with the execution of the Merger Agreement, APAC entered into the A&R FPA with the Sponsor and OmniAb. Pursuant to the A&R FPA, APAC has agreed that, in connection with the consummation of the Business Combination, it will issue and sell to the Sponsor 1,500,000 shares of APAC Common Stock and warrants to acquire 1,666,667 shares of APAC Common Stock for an aggregate purchase price of $15.0 million with such purchases to be consummated immediately following the Domestication and prior to the Business Combination (the “Forward Purchase”). In addition to the Forward Purchase, the Sponsor has agreed to purchase up to an additional 10,000,000 shares of APAC Common Stock (the “Redemption Backstop”) and up to an additional 1,666,667 APAC warrants, for an aggregate additional purchase price of up to $100.0 million, in order to backstop shareholder redemptions to the extent such redemptions would result in the cash proceeds to be received by OmniAb stockholders from APAC’s trust account to be less than $100.0 million. The A&R FPA also provides that in the event the Merger Agreement is terminated by Ligand under circumstances in which the Termination Fee would be payable under the Merger Agreement, Ligand shall pay Sponsor a termination fee of $12.5 million in connection therewith.

A copy of the A&R FPA is filed with this Current Report as Exhibit 2.4, and is incorporated herein by reference, and the foregoing description of the A&R FPA is qualified in its entirety by reference thereto.

Certain Other Transaction Documents

Certain additional agreements will be entered into in connection with the transactions contemplated by the Merger Agreement, the Separation Agreement and the other agreements described above, including, among others:

•	a Tax Matters Agreement by and among Ligand, OmniAb and APAC, which governs, among other things, Ligand’s, OmniAb’s and APAC’s respective rights, responsibilities and obligations with respect to taxes, tax attributes and the preparation and filing of tax returns and responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and the Merger Agreement; and certain other tax matters;

•	an Amended and Restated Registration and Stockholder Rights Agreement by and among APAC, the Sponsor and the other parties signatory thereto, pursuant to which APAC’s original registration rights agreement will be amended and restated in order to, among other things, provide certain equityholders of OmniAb as of immediately prior to the Closing of the Business Combination with customary registration rights;

•	a Transition Services Agreement by and between Ligand and OmniAb, pursuant to which Ligand will, on a transitional basis, provide OmniAb with certain support services and other assistance after the Closing; and

•	a Transition Services Agreement by and between Ligand and OmniAb, pursuant to which OmniAb will, on a transitional basis, provide Ligand with certain support services and other assistance after the Closing.

The Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Sponsor Insider Agreement and the A&R FPA have each been filed as exhibits to this Current Report, and the above descriptions have been included, to provide investors and security holders with information regarding the terms of such agreements. They are not intended to provide any other factual information about APAC, the Sponsor, Merger Sub, Ligand, OmniAb, any of their respective subsidiaries or affiliates, or the OmniAb Business. The Merger Agreement, the Separation Agreement and the Employee Matters Agreement each contain representations and warranties that Ligand and/or OmniAb, on the one hand, and APAC and/or Merger Sub, on the other hand, have made to each other as of specific dates and/or times. The assertions embodied in those representations and warranties were made solely for purposes of the contract(s) between the parties to such agreements and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of such agreements. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, such representations and warranties should not be relied upon as statements of factual information. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in APAC’s public disclosures.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Current Report under the heading “Amended and Restated Forward Purchase Agreement” is incorporated by reference herein. The shares of APAC Common Stock to be issued in connection with the Amended and Restated Forward Purchase Agreement and the transactions contemplated thereby will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Important Information and Where to Find It

In connection with the Business Combination and the Distribution, OmniAb will file with the SEC a registration statement on Form 10 (the “Form 10”) registering shares of OmniAb Common Stock and APAC will file with the SEC a registration statement on Form S-4 (the “Form S-4”) registering shares of APAC Common Stock, warrants and certain equity awards. The Form S-4 to be filed by APAC will include a proxy statement/prospectus in connection with the APAC shareholder vote required in connection with the Business Combination. The Form 10 to be filed by OmniAb will include the Form S-4 filed by APAC, which will serve as an information statement/prospectus in connection with the spin-off of OmniAb. This communication does not contain all the information that should be considered concerning the Business Combination. This communication is not a substitute for the registration statements that OmniAb and APAC will file with the SEC or any other documents that APAC or OmniAb may file with the SEC, or that APAC, Ligand or OmniAb may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. APAC’s shareholders and Ligand’s stockholders and other interested persons are advised to read, when available, the preliminary and definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about APAC, OmniAb and the Business Combination. The proxy statement/prospectus contained in APAC’s registration statement will be mailed to APAC’s shareholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: Avista Public Acquisition Corp. II, 65 East 55th Street, 18th Floor, New York, NY 10022.

Participants in the Solicitation

APAC, Ligand and OmniAb, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from APAC’s shareholders in connection with the Business Combination. Shareholders are urged to carefully read the proxy statement/prospectus regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of APAC’s shareholders in connection with the Business Combination will be set forth in the registration statement when it is filed with the SEC. Information about APAC’s executive officers and directors and OmniAb’s management and directors also will be set forth in the registration statement relating to the Business Combination when it becomes available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Business Combination, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, the tax consequences of the Business Combination, the amount of gross proceeds expected to be available to OmniAb after the Closing and giving effect to any redemptions by APAC shareholders, OmniAb’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the OmniAb technology platform and other technologies, OmniAb’s expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which it operates, the potential for and timing of receipt of milestones and royalties under OmniAb’s license agreements with partners, are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Ligand, OmniAb and APAC, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Ligand’s or APAC’s securities; the risk that APAC shareholder approval of the Business Combination is not obtained; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in APAC’s trust account following any redemptions by APAC’s shareholders; the failure to receive certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; changes in general economic conditions, including as a result of the COVID 19 pandemic or the conflict between Russia and Ukraine; the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on Ligand’s, OmniAb’s or APAC’s business relationships, operating results, and businesses generally; the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; that the price of APAC’s or Ligand’s securities may be volatile due to a variety of factors, including Ligand’s, APAC’s or OmniAb’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and the ability of OmniAb to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of APAC’s registration statement on Form S-1 (File No. 333-257177), the registration statement on Form S-4, the registration statement on Form 10, the proxy/information statement/prospectus and certain other documents filed or that may be filed by APAC, Ligand or OmniAb from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ligand, OmniAb and APAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of Ligand, OmniAb, or APAC gives any assurance that Ligand, OmniAb or APAC will achieve their expectations.

Market and Industry Data

This communication also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about the antibody industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of OmniAb’s future performance and the future performance of the markets in which OmniAb operates are necessarily subject to a high degree of uncertainty and risk.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of March, 23, 2022, by and among Avista Public Acquisition Corp. II, Ligand Pharmaceuticals Incorporated, OmniAb, Inc. and Orwell Merger Sub Inc.
2.2*	Separation and Distribution Agreement, dated as of March 23, 2022, by and among Avista Public Acquisition Corp. II, Ligand Pharmaceuticals Incorporated and OmniAb, Inc.
2.3	Sponsor Insider Agreement, dated March 23, 2022, by and among OmniAb, Inc., Avista Public Acquisition Corp. II and the other parties signatory thereto.
2.4	Amended and Restated Forward Purchase Agreement, dated March 23, 2022, by and among Avista Public Acquisition Corp. II, Avista Acquisition LP II and OmniAb, Inc.
10.1*	Employee Matters Agreement, dated as of March 23, 2022, by and among Ligand Pharmaceuticals Incorporated, Avista Public Acquisition Corp. II, OmniAb, Inc. and Orwell Merger Sub Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Avista Public Acquisition Corp. II agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avista Public Acquisition Corp. II

Date: March 24, 2022	By:	/s/ Benjamin Silbert
	Name:	Benjamin Silbert
	Title:	General Counsel